VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017

666 Third Avenue, 9th Floor New York, NY 10017

MATTHEW BABINSKY mbabinsky@vaneck.com
(212) 293-2048

February 13, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Robotics ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR five days in advance of the 485(b) filing and email a courtesy copy of the letter to the Staff examiner along with a blacklined copy of the filing. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS
Comment 3.	Please provide the fee table and expense example information prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.
With respect to the first sentence under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to reflect the following 80% policy:
The Fund normally invests at least 80% of its total assets in securities of companies in the robotics industry. Companies in the robotics industry are those that generate at least 50% of their revenues from, or devote at least 50% of their assets to:
•robots and manufacturing/ industrial automation systems;
•robotics surgical systems; or
•additive manufacturing or 3D printing.

Response 4.
The disclosure has been revised to reflect that the Fund will normally invest at least 80% of its total assets in securities of “Robotics Companies.” We note that Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 do not provide a standard for defining a company as a member of an industry or sector used in the fund’s name. Rather, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We further note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name, nor do they require that such a test or similar tests, if voluntarily adopted by a fund, be administered in a specific manner provided by the SEC or the Staff. We believe that based on the representation of MarketVector Indexes GmbH (the “Index provider”), the Index methodology is effectively designed to capture companies whose equity securities meet the definition of “Robotics Companies.” We further believe the term robotics is broader than the narrow definition suggested by the Staff.

Comment 5.
With respect to machine vision and semiconductor companies that offer embedded machine learning chips, the Staff believes it is not appropriate to count such companies towards compliance with the Fund’s 80% policy in light of the 25% revenue threshold for inclusion in the Index.

Response 5.
We respectfully acknowledge your comment. As noted above, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, a fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the fund’s name. Since none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index provider believe the 25% threshold – when combined with the additional requirements for inclusion in the Index – is appropriate since the economic fortunes and risks of such companies are inextricably linked to the robotics industry. We note that the disclosure has been revised to reflect the updated Index methodology, which clarifies that (i) with respect to machine vision companies, that such companies derive at least 50% of their revenue from machine vision technology and derive at least 25% of their revenue from the industrial or manufacturing segments and (ii) with respect to companies that offer embedded machine learning chips, such companies generate at least 25% of their revenues from the robotics sub-themes and, according to the Index provider, have products and services focused on the robotics industry as a primary business segment.

Comment 6.
Please explain how the following sub-themes are considered robotics, or delete them:
•Manufacturing/ computer aided design;
•Semiconductor manufacturing systems; and
•Certain machine vision companies and certain semiconductor companies that offer embedded machine learning chips.
Are there industry classifications that include these industries in robotics?

Response 6.
We respectfully acknowledge your comment. We believe that robotics is a prominent and pervasive technology that includes the above-mentioned sub-themes and note that a number of sources, which are reprinted below, support the Fund’s and Index provider’s proposed definition. We further note that the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, such fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Therefore, we believe it is reasonable for the Index provider to include such companies in the Index.
Robotics[1] (emphasis added):
robotics, design, construction, and use of machines (robots) to perform tasks done traditionally by human beings. Robots are widely used in such industries as automobile manufacture to perform simple repetitive tasks, and in industries where work must be performed in environments hazardous to humans. Many aspects of robotics involve artificial intelligence (software); robots may be equipped with the equivalent of human senses such as vision, touch, and the ability to sense temperature. Some are even capable of simple decision making, and current robotics research is geared toward devising robots with a degree of self-sufficiency that will permit mobility and decision-making in an unstructured environment. Today’s industrial robots do not resemble human beings; a robot in human form is called an android.
___________________________
[1] Robotics | Definition, Applications, & Facts | Britannica

Additionally, a variety of definitions for the three specific subthemes the Staff requested additional information about are below and support their inclusion in the robotics industry (emphasis added to each definition):
Semi-Conductor Manufacturing Systems[2] – The equipment uses robots to handle microscopic parts. Advanced robots are used in handling the wafers.

According to Manufacturing Technology Insights[3], “Using robots makes it easier for semiconductor manufacturers to manage small parts. This enables the production line to move fast across the industry. In semiconductor manufacturing, stimulating silicon wafers at high speeds without causing any damage is the priority task for robots to perform.”

Machine vision[4] – is the technology that provides image-based inspection and analysis for robots.

Computer vision[5] is the field of artificial intelligence in which programs attempt to identify objects represented in digitized images provided by cameras, thus enabling computers to “see.” Much work has been done on using deep learning and neural networks to help computers process visual information. Computers can be given a large data set of visual images and identify features and patterns within those images that the computers can then apply to other images. Such processes as facial recognition and augmented reality rely on computer vision.

Pattern recognition[6] in computer science, the imposition of identity on input data, such as speech, images, or a stream of text, by the recognition and delineation of patterns it contains and their relationships. Stages in pattern recognition may involve measurement of the object to identify distinguishing attributes, extraction of features for the defining attributes, and comparison with known patterns to determine a match or mismatch. Pattern recognition has extensive application in astronomy, medicine, robotics, and remote sensing by satellites.

The Roboflow blog[7] defines embedded machine learning as “a type of edge computing: running algorithms on end-user computational resources rather than a central data center (the cloud). Some computers built for embedded machine learning can be used for computer vision where you infer information about visual data (video and images).”

Embedded Machine Learning[8] is the technology in robots to allow them to learn autonomously from existing data and to then make independent decisions based on that data.

___________________________
[2] Keeping Semiconductor Manufacturing Clean with Robotics (azorobotics.com)
[3] How Robotics Accelerates Semiconductor Production (manufacturingtechnologyinsights.com)
[4] What Is Machine Vision? (intel.la)
[5] Computer vision | Definition, Examples, Applications, & Facts | Britannica
[6] Pattern recognition | Definition, Applications, & Facts | Britannica
[7] What is Embedded Machine Learning? (roboflow.com)
[8] Embedded Machine Learning (fraunhofer.de)

Comment 7.
With respect to the second sentence under the “Summary Information—Principal Investment Strategies” section, the prospectus states that the Index may include depositary receipts of global exchange-listed companies in the robotics industry. Please add a corresponding risk with respect to depositary receipts.

Response 7.	The disclosure has been revised accordingly.

Comment 8.
The Index description refers to “robotics or manufacturing computer aided design or other software, semiconductor manufacturing systems…” If these industries are determined to be robotics, please separate these out so that the disclosure is less confusing.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	To the extent semiconductors companies are determined to be robotics companies, please include a corresponding risk factor for semiconductors.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please add a principal risk factor relating to large capitalization companies.

Response 10.	We respectfully acknowledge your comment; however, we believe that the risks associated with large capitalization companies are reflected in the “Equity Securities Risk.”

Comment 11.
Please provide more information regarding the index methodology in Item 4, with more detail in Item 9. Please disclose the capitalization requirements, if any, that the Index provider uses, and how the Index components are weighted.

Response 11.	We respectfully acknowledge your comment; however, we believe this disclosure is more appropriate for the “Bluestar Robotics Index” section of the Prospectus.

Comment 12.	If the Fund will have significant investments in Chinese securities, please add a corresponding risk regarding investment in Chinese securities.

Response 12.	We supplementally note that the current Index has significant allocations in Japanese securities and does not have significant allocations in Chinese securities and, consequently, the disclosure has been updated accordingly.

Comment 13.	With respect to the first sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, regarding diversification, please change “may” to “will.”

Response 13.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 14.	Please add a principal risk disclosure regarding investment in foreign securities, emerging markets securities, and currency risks, or explain why these risks are inapplicable.

Response 14.
The disclosure has been revised to include principal risk disclosure regarding investment in foreign securities. We believe that investment in emerging markets securities and currency risks will not be principal risks of the Fund because the Fund’s exposure to these risks will be limited.

Comment 15.
With respect to the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, the Staff notes that widened bid-ask spreads is identified as a risk of reduced liquidity. Please revise so it is clear that other risks included in the disclosure (e.g., increased market volatility and/or trading halts) may also lead to widened bid-ask spreads.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.	With respect to the “Concentration Risk” disclosure, please revise the first sentence to state that “[t]he Fund’s assets will be concentrated....”

Response 16.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 17.	Please replace all instances of “sector” or “sectors” throughout the Registration Statement with “industry” or “group of industries.”

Response 17.	We respectfully acknowledge your comment; however, we believe the current language is appropriate.

Comment 18.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 18.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 19.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20.	Please describe in more detail the Fund’s investment strategies and how Van Eck Associates Corporation (the “Adviser”) determines when to sell securities.

Response 20.
We respectfully acknowledge your comment. We note that the “Principal Investment Strategies” currently states “[t]he Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.” Additionally, the “Index Tracking Risk” and “Passive Management Risk” provide further details about the investment strategies and the corresponding risks.

Comment 21.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, to the extent the Fund intends to count exposures through derivatives towards its 80% policy, please disclose that the Fund will value derivatives on a marked-to-market basis for purposes of complying with Rule 35d-1 under the 1940 Act.

Response 21.	We hereby confirm that the Fund’s investments in derivatives will not count towards its 80% policy.

Comment 22.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows and may count towards compliance with the Fund’s 80% policy. Please clarify the treatment of other investments referenced in this section such as convertible securities, structured notes and other investment companies for purposes of the Fund’s 80% policy.

Response 22.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and other investment companies will not count towards its 80% policy.

Comment 23.	With respect to the third sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please change “may count” to “will count.”

Response 23.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 24.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 24.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 25.	With respect to leverage risk, please revise the risk consistent with Rule 18f-4, the rule applicable to derivatives and asset segregation, which changed recently.

Response 25.	The disclosure has been revised accordingly.

Comment 26.	Under the “Bluestar Robotics Index” section on page 20, in the phrase “publicly traded companies that are generally considered by the Index Provider to be robotics companies,” please delete the word “generally.”

Response 26.	The disclosure has been revised accordingly.

Comment 27.	Under the “Bluestar Robotics Index” section on page 20, after the phrase “considered by the Index Provider to be Robotics Companies,” please add “as defined below.”

Response 27.	The disclosure has been revised accordingly.

Comment 28.	Under the “Bluestar Robotics Index” section on page 20, please note that the SEC will not accept the 25% tests set out in the prospectus (with respect to machine vision and robotics or manufacturing software, or embedded machine learning chips, robotic surgical systems, and semiconductor manufacturing systems) to count towards compliance with the Fund’s 80% policy. The requirement is that the company derive 50% of its revenue or devote 50% of its assets to robotics.

Response 28.	We respectfully acknowledge your comment. As noted above in Response 5, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index provider believe the 25% threshold, when combined with other applicable Index requirements, is appropriate.

Comment 29.	Under the “Bluestar Robotics Index” section on page 20, please state the Index provider’s affiliation with the Fund, and please state that the Fund and its affiliates, including the Adviser, have no involvement in selection of the Index components and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index.

Response 29.
The disclosure in the "Index Provider" section has been revised to state the Index provider’s affiliation with the Fund. We confirm that the Fund and its affiliates, including the Adviser, have no involvement in selection of the Index components and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index.

Comment 30.	Under the “Bluestar Robotics Index” section on page 20, in the last sentence, please explain the basis for the Index Provider to have discretion to change the rebalancing schedule or reconstitution of the Index. The Index Provider should follow the rules-based methodology and have minimal discretion. Please more clearly specify the circumstances when the Index Provider can use this discretion.

Response 30.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We believe, based on the disclosure changes discussed in this correspondence, as well as certain other disclosure changes made to the Registration Statement as further discussed herein, that the Fund’s current disclosure provides sufficient information to reflect that the Index methodology is rules-based. We supplementally note that circumstances like market turmoil or market closures are examples of circumstances when the Index provider may need to use discretion to delay the rebalancing or reconstitution of the Index.

STATEMENT OF ADDITIONAL INFORMATION

Comment 31.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 31.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 32.
With respect to the first complete paragraph on page 11, under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 32.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 33.
On page 18, please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 33.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

DECLARATION OF TRUST

Comment 34.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 34.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 35.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 35.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 36.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 36.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 37.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 37.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between Van Eck Associates Corporation, the Fund’s investment adviser, and the Index Provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babisnky
Matthew Babinsky

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.47%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(a)	0.47%
________________________
(a) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least February 1, 2025.

(b) “Other Expenses” are based on estimated amounts for the current fiscal year.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$48
3	$151